SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2018

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                         No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended December 31, 2018

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by Iqvia Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.69.58, as published by Federal Reserve Board of Governors on December 31, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

Particulars	Note	December 31, 2018		December 31, 2018		March 31, 2018
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	25	Rs.	1,712	Rs.	2,638
Other investments	5		331		23,062		18,330
Trade and other receivables	26		535		37,192		40,617
Inventories	6		487		33,911		29,089
Derivative financial instruments			9		625		103
Tax assets			51		3,566		4,567
Other current assets			185		12,844		14,301
Total current assets		U.S.$	1,623	Rs.	112,912	Rs.	109,645
Non-current assets
Property, plant and equipment		U.S.$	795	Rs.	55,344	Rs.	57,869
Goodwill	10		57		3,942		3,945
Other intangible assets			651		45,263		44,665
Trade and other receivables	26		2		110		169
Investment in equity accounted investees			34		2,340		2,104
Other investments	5		12		819		2,549
Deferred tax assets			71		4,910		3,628
Other non-current assets			15		1,035		1,030
Total non-current assets		U.S.$	1,635	Rs.	113,763	Rs.	115,959
Total assets		U.S.$	3,258	Rs.	226,675	Rs.	225,604
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	229	Rs.	15,939	Rs.	16,052
Short-term borrowings	12		248		17,249		25,466
Long-term borrowings, current portion	12		27		1,875		63
Provisions			56		3,931		3,732
Tax liabilities			12		803		1,530
Derivative financial instruments			1		67		85
Bank overdraft	4		0		12		96
Other current liabilities			326		22,684		22,668
Total current liabilities		U.S.$	899	Rs.	62,560	Rs.	69,692
Non-current liabilities
Long-term borrowings	12		U.S.$355		Rs.24,700		Rs.25,089
Deferred tax liabilities			9		613		730
Provisions			1		51		53
Other non-current liabilities			44		3,043		3,580
Total non-current liabilities		U.S.$	408	Rs.	28,407	Rs.	29,452
Total liabilities		U.S.$	1,307	Rs.	90,967	Rs.	99,144
Equity
Share capital	15		U.S.$12		Rs.830		Rs.830
Treasury shares	15		(7)		(496)		-
Share premium			118		8,197		7,790
Share based payment reserve			13		891		1,021
Capital redemption reserve			2		173		173
Retained earnings			1,786		124,301		113,865
Other components of equity			26		1,812		2,781
Total equity		U.S.$	1,950	Rs.	135,708	Rs.	126,460
Total liabilities and equity		U.S.$	3,258	Rs.	226,675	Rs.	225,604

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the nine months ended December 31,						For the three months ended December 31,
Particulars	Note	2018		2018		2017		2018		2017
		Convenience translation (See Note 2(d))
Revenues (1)	25	U.S.$	1,634	Rs.	113,685	Rs.	106,679	Rs.	38,500	Rs.	38,060
Cost of revenues			737		51,308		49,270		17,748		16,649
Gross profit			896		62,377		57,409		20,752		21,411
Selling, general and administrative expenses			525		36,514		34,843		12,036		12,048
Research and development expenses			172		11,945		13,917		3,668		4,667
Other income, net	13		(23)		(1,625)		(621)		(681)		(313)
Total operating expenses			673		46,834		48,139		15,023		16,402
Results from operating activities (A)			223		15,543		9,270		5,729		5,009
Finance income			20		1,686		1,688		502		1,053
Finance expense			(9)		(918)		(640)		(515)		(202)
Finance (expense)/income, net (B)	14		11		768		1,048		(13)		851
Share of profit of equity accounted investees, net of tax (C)			4		281		275		89		85
Profit before tax [(A)+(B)+(C)]			238		16,592		10,593		5,805		5,945
Tax expense	18		31		2,141		3,809		953		2,601
Profit for the period			208		14,451	Rs.	6,784		4,852	Rs.	3,344
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.25	Rs.	87.08	Rs.	40.91	Rs.	29.25	Rs.	20.16
Diluted earnings per share of Rs.5/- each		U.S.$	1.25	Rs.	86.97	Rs.	40.83	Rs.	29.21	Rs.	20.13

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Effective July 1, 2017, Goods and Services Tax (“GST”) was introduced in India. Following the principles of IFRS 15, “Revenue from Contracts with Customers”, revenue from operations are disclosed net of GST. For periods prior to July 1, 2017, the excise duty amount was recorded as part of revenues with a corresponding amount recorded in the cost of revenues. Accordingly, revenues and cost of revenues for the nine months ended December 31, 2018 are not comparable with those of the previous period presented. Revenues for the nine months ended December 31, 2017 include excise duty amounting to Rs.173.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the nine months ended December 31,						For the three months ended December 31,
Particulars	2018		2018		2017		2018		2017
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	208	Rs.	14,451	Rs.	6,784	Rs.	4,852	Rs.	3,344
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	.(13)	Rs.	(894)	Rs.	-	Rs.	(438)	Rs.	-
Actuarial gains on post-employment benefit obligations		-		8		-		-		-
Tax impact on above items		3		227		-		103		-
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$.	(9)	Rs.	(659)	Rs.	-	Rs.	(335)	Rs.	-
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of available for sale financial instruments	U.S.$.	-	Rs.	-	Rs.	(4,316)	Rs.	-	Rs.	(2,076)
Foreign currency translation adjustments		(3)		(183)		(340)		(331)		(222)
Foreign currency translation reserve re-classified to the income statement on disposal of foreign operation		(2)		(113)		-		-		-
Effective portion of changes in fair value of cash flow hedges, net		1		36		94		626		124
Tax impact on above items		-		1		1,093		(230)		571
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$.	(4)	Rs.	(259)	Rs.	(3,469)	Rs.	65	Rs.	(1,603)
Other comprehensive loss for the period, net of tax	U.S.$.	(13)	Rs.	(918)	Rs.	(3,469)	Rs.	(270)	Rs.	(1,603)
Total comprehensive income for the period	U.S.$	194	Rs.	13,533	Rs.	3,315	Rs.	4,582	Rs.	1,741

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share-based payment reserve		Fair value reserve			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2018	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(1)		-		-		-		-		(50)			-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(2)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the period		-		-		-		-		-			-		-		-		-		14,451		14,451
Net change in fair value of equity instruments, net of tax benefit of Rs.230		-		-		-		-		(664)			-		-		-		-		-		(664)
Foreign currency translation adjustments, net of tax benefit of Rs.14(3)		-		-		-		-		-			(283)		-		-		-		-		(283)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.13		-		-		-		-		-			-		23		-		-		-		23
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.3		-		-		-		-		-			-		-		-		5		-		5
Total comprehensive income (B)	Rs.	0	Rs.	-	Rs.	-	Rs.	-	Rs.	(664)		Rs.	(283)	Rs.	23	Rs.	-	Rs.	5	Rs.	14,451	Rs.	13,532
Issue of equity shares on exercise of options		0		407		-		(407)		-			-		-		-		-		-		0
Share-based payment expense		-		-		-		277		-			-		-		-		-		-		277
Purchase of treasury shares		-		-		(496)		-		-			-		-		-		-		-		(496)
Dividend paid (including corporate dividend tax)		-		-		-		-		-			-		-		-		-		(4,003)		(4,003)
Total transactions with owners of the Company (C)	Rs.	0	Rs.	407	Rs.	(496)	Rs.	(130)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,003)	Rs.	(4,222)
Balance as of December 31, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	8,197	Rs.	(496)	Rs.	891	Rs.	(1,760)		Rs.	3,901	Rs.	68	Rs.	173	Rs.	(397)	Rs.	124,301	Rs.	135,708
Convenience translation (See note 2(d))	U.S.$	12	U.S.$	118	U.S.$.	(7)	U.S.$	13	U.S.$.	(25)		U.S.$	56	U.S.$.	1	U.S.$	2	U.S.$.	(6)	U.S.$	1,786	U.S.$	1,950

Balance as of April 1, 2017 (D)	Rs.	829	Rs.	7,359	Rs.	-	Rs.	998	Rs.	2,744		Rs.	4,233	Rs.	86	Rs.	173	Rs.	(429)	Rs.	108,051	Rs.	124,044
Profit for the period		-		-		-		-		-			-		-		-		-		6,784		6,784
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.1,089		-		-		-		-		(3,227)			-		-		-		-		-		(3,227)
Foreign currency translation adjustments, net of tax expense of Rs.32		-		-		-		-		-			(308)		-		-		-		-		(308)
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.28		-		-		-		-		-			-		66		-		-		-		66
Total comprehensive income (E)	Rs.	0	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,227)		Rs.	(308)	Rs.	66	Rs.	-	Rs.	-	Rs.	6,784	Rs.	3,315
Issue of equity shares on exercise of options		0		386		-		(386)		-			-		-		-		-		-		0
Share-based payment expense		-		-		-		318		-			-		-		-		-		-		318
Dividend paid (including corporate dividend tax)		-		-		-		-		-			-		-		-		-		(3,992)		(3,992)
Total transactions with owners of the Company (F)	Rs.	0	Rs.	386	Rs.	-	Rs.	(68)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,992)	Rs.	(3,674)
Balance as of December 31, 2017 [(D)+(E)+(F)]	Rs.	829	Rs.	7,745	Rs.	-	Rs.	930	Rs.	(483)		Rs.	3,925	Rs.	152	Rs.	173	Rs.	(429)	Rs.	110,843	Rs.	123,685

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was considered in retained earnings.

(2)	Represents mark to market gain/(loss) on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.

(3)	An amount of Rs.113 was re-classified from foreign currency translation reserve to the income statement on disposal of one of the foreign operations. Refer to Note 9 of these unaudited condensed consolidated interim financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
Particulars	2018		2018		2017
	Convenience translation (See Note 2(d))
Cash generated from operating activities:
Profit for the period	U.S.$	208	Rs.	14,451	Rs.	6,784
Adjustments for:
Income tax expense		31		2,141		3,809
Realized and unrealized gains on investments		(7)		(503)		(1,177)
Depreciation and amortization		131		9,089		8,712
Impairment loss on property, plant and equipment, and other intangible assets		2		128		20
Inventory write-downs		41		2,825		2,102
Allowance for credit loss and doubtful trade and other receivables		1		92		151
(Profit)/loss on sale of property, plant and equipment and other intangible assets, net		(15)		(1,043)		21
Allowance for sales returns		37		2,561		2,112
Share of profit of equity accounted investees		(4)		(281)		(275)
Exchange gain, net		(22)		(1,507)		(1,512)
Interest expense, net		1		64		156
Equity settled share-based payment expense		4		277		318
Changes in operating assets and liabilities:
Trade and other receivables		61		4,226		(4,750)
Inventories		(109)		(7,567)		(329)
Trade and other payables		11		731		1,474
Other assets and other liabilities		(11)		(753)		(3,322)
		358		24,931		14,294
Income tax paid		(42)		(2,938)		(2,046)
Net cash generated from operating activities	U.S.$	316	Rs.	21,993	Rs.	12,248
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(75)		(5,196)		(7,786)
Proceeds from sale of property, plant and equipment, and other intangible assets		30		2,098		59
Purchase of other intangible assets		(14)		(978)		(1,610)
Purchase of other investments		(896)		(62,313)		(40,932)
Proceeds from sale of other investments		846		58,836		34,287
Interest and dividend received		6		398		302
Net cash from/(used in) investing activities	U.S.$	(103)	Rs.	(7,155)	Rs.	(15,680)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		0		1		0
Repayment of short-term borrowings, net		(143)		(9,983)		(12,397)
Repayment of long-term borrowings		(1)		(57)		-
Proceeds from long-term borrowings		-		-		18,970
Purchase of treasury shares		(7)		(496)		-
Dividend paid (including corporate dividend tax)		(58)		(4,003)		(3,992)
Interest paid		(17)		(1,179)		(984)
Net cash from/(used in) financing activities	U.S.$	(226)	Rs.	(15,717)	Rs.	1,597
Net increase/(decrease) in cash and cash equivalents		(13)		(879)		(1,835)
Effect of exchange rate changes on cash and cash equivalents		1		37		(19)
Cash and cash equivalents at the beginning of the period		37		2,542		3,779
Cash and cash equivalents at the end of the period (See Note 4 for further details)	U.S.$	24	Rs.	1,700	Rs.	1,925

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Karnataka in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These interim financial statements were authorized for issuance by the Company’s Board of Directors on February 01, 2019.

b)	Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2018 contained in the Company’s Annual Report on Form 20-F except for the changes to the accounting policies on adoption of IFRS 9, “Financial instruments”, and IFRS 15, “Revenue from Contracts with Customers”.

Impact of adoption of IFRS 9 and IFRS 15

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. The Company applied the modified retrospective method upon adoption of IFRS 9 on April 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The cumulative effect recorded at April 1, 2018 was a decrease to retained earnings of Rs.12.

Detailed below is the impact of the implementation of IFRS 9 on the Company.

Investment in mutual funds

The most significant impact to the Company, upon adoption of IFRS 9, relates to the treatment of the unrealized gains and losses from changes in fair value on investment in mutual funds. Investment in mutual funds, was previously classified as available-for-sale investments. The unrealized gains and losses which were previously recognized in the consolidated statement of other comprehensive income will now be recognized in the consolidated income statement. On transition to IFRS 9, the unrealized gain of Rs.50 previously recognized in other comprehensive income was transferred to retained earnings.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

Investment in equity shares

All equity investments within the scope of IFRS 9 are measured at fair value. Equity instruments which are held for trading and contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies are classified as at fair value through profit and loss (“FVTPL”). For all other equity instruments, the Company may make an irrevocable election to present subsequent changes in the fair value through other comprehensive income (“FVTOCI”). The Company makes such election on an instrument by-instrument basis. The classification is made on initial recognition and is irrevocable.

The Company has elected the irrevocable option to record fair value movements on certain equity investments in the consolidated statement of other comprehensive income with no future reclassification of such gains and losses to the consolidated income statement. On transition to IFRS 9, an amount of Rs.1,096, representing the change in the fair value of equity instruments as on April 1, 2018, was retained in other comprehensive income and will be reclassified to retained earnings on sale of such instruments.

Impairment of trade receivables

In accordance with IFRS 9, the Company has implemented the expected credit loss (“ECL”) model for measurement and recognition of impairment loss on its trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of IFRS 15.

The Company follows a “simplified approach” which does not require the Company to track changes in credit risk but rather recognize impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition. For this purpose, the Company designed a provision matrix to determine impairment loss allowance on the portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

Hedge accounting

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon the Company’s own risk management strategy and objectives, and to be discontinued only when the relationships no longer qualify for hedge accounting. Based on the impact of the adoption assessment performed, the Company believes that its hedge relationships designated under IAS 39, “Financial Instruments: Recognition and Measurement”, will continue to be designated as such under the new hedge accounting requirements.

Tabulated below is the impact of the implementation of IFRS 9 on the financial position of the Company on the transition date:

	April 1, 2018		IFRS 9 adjustment		Adjusted April 1, 2018
Current assets:
Trade and other receivables	Rs.	40,617	Rs.	(87)	Rs.	40,530
Non-current assets:
Deferred tax assets	Rs.	3,628	Rs.	25	Rs.	3,653
Equity:
Retained earnings	Rs.	113,865	Rs.	(12)	Rs.	113,853
Other components of equity		2,781		(50)		2,731

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

b)	Significant accounting policies (continued)

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. This comprehensive new standard supersedes IAS 18, “Revenue”, IAS 11, “Construction contracts” and related interpretations. The new standard amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The impacts of the adoption of the new standard are summarized below:

The Company’s revenue is derived from sales of goods, service income and income from licensing arrangements. Most of such revenue (approximately 97%) is generated from the sale of goods.

Sale of goods

Revenue from sales of goods is comprised of sale of generic and branded products and sale of active pharmaceutical ingredients and intermediates. Revenue from sale of goods is recognized where control is transferred to the Company’s customers at the time of shipment to or receipt of goods by the customers. There was no change in the point of recognition of revenue upon adoption of IFRS 15.

Service income

Service income, which primarily relates to revenue from contract research, is recognized as and when the underlying services are performed. There was no change in the point of recognition of revenue upon adoption of IFRS 15. Upfront non-refundable payments received under these arrangements continue to be deferred and are recognized over the expected period that related services are to be performed.

License fees

License fees primarily consist of income from the out-licensing of intellectual property, and other licensing and supply arrangements with various parties. Revenue from license fees is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these arrangements, nor did it change accounting for these royalty arrangements, as the standard’s royalty exception is applied for intellectual property licenses. Upfront non-refundable payments received under these arrangements continue to be deferred and are recognized over the expected period that related services are to be performed.

Profit share revenues and milestone payments

Revenues from sales of goods also include revenues from profit sharing arrangements with business partners for sales of the Company’s products in certain markets. Furthermore, the Company receives milestone payments related to out-licensing of the intellectual property. Under IFRS 15, the profit share amount is recognized only to the extent that it is highly probable that a significant reversal in the amount of profit share will not occur when the uncertainty associated with the profit share is subsequently resolved. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.

The Company applied the modified retrospective method upon adoption of IFRS 15 on April 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years.

Overall, the application of this standard did not have a material impact on the revenue streams from the sale of goods, service income, license fees, profit share revenues and milestone payments, and associated rebates and sales returns provision.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

c)	Basis of measurement

These interim financial statements have been prepared in accordance with the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	certain financial assets are measured either at fair value or at amortized cost depending on the classification;

•	employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under finance leases, are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value; and

•	investments in joint ventures are accounted for using the equity method.

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the nine months ended December 31, 2018 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.69.58, as published by the Federal Reserve Board of Governors on December 31, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

e)	Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2018.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

g)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied.

Upon adoption, a portion of the annual operating lease expense, which is currently fully recognized as functional expense, will be recognized as finance expense. Further, a portion of the annual lease payments recognized in the cash flow statement as reduction of lease liability will be recognized as outflow from financing activities, which are currently fully recognized as an outflow from operating activities.

The undiscounted and non-cancellable operating lease commitments of Rs.1,929 and Rs.1,710 as at March 31, 2018 and 2017, respectively, as disclosed in Note 27 of Form 20-F as of March 31, 2018, provide an indicator of the impact of implementation of IFRS 16 on the consolidated financial statements of the Company. Accordingly, the Company believes that the adoption of IFRS 16 will not have a material impact on its consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 “Income Taxes”, are applied where there is uncertainty over income tax treatments.

IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the applicable tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under applicable tax law. The interpretation provides specific guidance in several areas where previously IAS 12 was silent. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. An entity can, on initial application, elect to apply this interpretation either:

•	retrospectively applying IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, if possible without the use of hindsight; or

•	retrospectively, with the cumulative effect of initially applying the interpretation recognized at the date of initial application as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate).

The Company is in the process of evaluating the impact of IFRIC 23 on the consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

Information about segments:	For the nine months ended December 31, 2018										For the nine months ended December 31, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues (1)	Rs.	92,519	Rs.	17,375	Rs.	2,237	Rs.	1,554	Rs.	113,685	Rs.	86,178	Rs.	15,741	Rs.	3,397	Rs.	1,363	Rs.	106,679
Gross profit	Rs.	54,916	Rs.	4,708	Rs.	1,875	Rs.	878	Rs.	62,377	Rs.	50,684	Rs.	2,936	Rs.	3,073	Rs.	716	Rs.	57,409
Selling, general and administrative expenses										36,514										34,843
Research and development expenses										11,945										13,917
Other income, net										(1,625)										(621)
Results from operating activities									Rs.	15,543									Rs.	9,270
Finance income, net										768										1,048
Share of profit of equity accounted investees, net of tax										281										275
Profit before tax									Rs.	16,592									Rs.	10,593
Tax expense										2,141										3,809
Profit for the period										14,451									Rs.	6,784

(1)	Revenues for the nine months ended December 31, 2018 and 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.4,409 and Rs.4,044, respectively.

Information about segments:	For the three months ended December 31, 2018										For the three months ended December 31, 2017
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues (2)	Rs.	31,347	Rs.	5,937	Rs.	735	Rs.	481	Rs.	38,500	Rs.	30,105	Rs.	5,436	Rs.	2,137	Rs.	382	Rs.	38,060
Gross profit	Rs.	18,049	Rs.	1,826	Rs.	628	Rs.	249	Rs.	20,752	Rs.	17,912	Rs.	1,296	Rs.	2,022	Rs.	181	Rs.	21,411
Selling, general and administrative expenses										12,036										12,048
Research and development expenses										3,668										4,667
Other income, net										(681)										(313)
Results from operating activities									Rs.	5,729									Rs.	5,009
Finance (expense)/income, net										(13)										851
Share of profit of equity accounted investees, net of tax										89										85
Profit before tax									Rs.	5,805									Rs.	5,945
Tax expense										953										2,601
Profit for the period									Rs.	4,852									Rs.	3,344

(2)	Revenues for the three months ended December 31, 2018 and 2017 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,295 and Rs.1,349, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Country	2018		2017		2018		2017
India	Rs.	21,709	Rs.	19,642	Rs.	7,141	Rs.	6,761
United States		50,765		51,640		16,877		19,148
Russia		11,680		10,046		4,099		3,367
Others		29,531		25,351		10,383		8,784
	Rs.	113,685	Rs.	106,679	Rs.	38,500	Rs.	38,060

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2018		March 31, 2018
Cash balances	Rs.	2	Rs.	2
Balances with banks		1,447		1,454
Term deposits with banks (original maturities up to 3 months)		263		1,182
Cash and cash equivalents in the statement of financial position	Rs.	1,712	Rs.	2,638
Bank overdrafts used for cash management purposes		12		96
Cash and cash equivalents in the statement of cash flow	Rs.	1,700	Rs.	2,542
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	114	Rs.	72
Other restricted cash balances		3		14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.	Other investments

Other investments primarily consist of investments in units of mutual funds, equity securities, bonds, commercial paper and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of December 31, 2018 and March 31, 2018 were as follows:

	As of December 31, 2018						As of March 31, 2018
	Cost		Unrealized gain/(loss)		Fair value/ amortized cost(2)		Cost		Unrealized gain/(loss)		Fair value / amortized cost(2)
In units of mutual funds	Rs.	14,939	Rs.	268	Rs.	15,207	Rs.	14,703	Rs.	75	Rs.	14,778
In equity securities(1)		2,706		(2,403)		303		2,703		(1,508)		1,195
In bonds		7,111		-		7,111		4,633		-		4,633
In commercial paper		691		-		691		232		-		232
Term deposits		548		-		548		41		-		41
Others		21		-		21		-		-		-
	Rs.	26,016	Rs.	(2,135)	Rs.	23,881	Rs.	22,312	Rs.	(1,433)	Rs.	20,879
Current portion
In units of mutual funds	Rs.	14,939	Rs.	268	Rs.	15,207	Rs.	14,703	Rs.	75	Rs.	14,778
In bonds		6,616		-		6,616		3,279		-		3,279
In commercial paper		691		-		691		232		-		232
Term deposits		548		-		548		41		-		41
	Rs.	22,794	Rs.	268	Rs.	23,062	Rs.	18,255	Rs.	75	Rs.	18,330
Non-current portion
In equity securities(1)	Rs.	2,706	Rs.	(2,403)	Rs.	303	Rs.	2,703	Rs.	(1,508)	Rs.	1,195
In bonds		495		-		495		1,354		-		1,354
Others		21		-		21		-		-		-
	Rs.	3,222	Rs.	(2,403)	Rs.	819	Rs.	4,057	Rs.	(1,508)	Rs.	2,549

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 22 of these interim financial statements for further details.

(2)	Interest accrued but not due on bonds, commercial paper and term deposits with banks is included in other assets.

The foregoing investments are valued as follows:

Type of Investment	Measurement of Value
Investments in units of mutual funds	Fair value through profit and loss
Investments in equity securities	Fair value through other comprehensive income
Investments in bonds, commercial paper, term deposits and others	Amortized cost

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Inventories

Inventories consist of the following:

	As of
	December 31, 2018		March 31, 2018
Raw materials	Rs.	8,580	Rs.	7,294
Packing materials, stores and spares		2,304		2,394
Work-in-progress		7,685		7,175
Finished goods		15,342		12,226
	Rs.	33,911	Rs.	29,089

Details of inventories recognized in consolidated income statement:

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Raw materials, stores and spares, and changes in finished goods and work in progress	Rs.	27,312	Rs.	23,429	Rs.	9,632	Rs.	8,540
Inventory write-downs		2,825		2,102		1,248		516

7.	Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, Ukrainian hryvnias, Euros and South African rands. The Company uses forward, option and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments, such as foreign currency borrowings, as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Net gain/(loss) recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(195)	Rs.	(517)	Rs.	831	Rs.	(410)
Net gain recognized in equity in respect of hedges of highly probable forecast transactions		36		94		626		124
Net gain/(loss) recognized as component of revenue		(494)		463		(239)		143

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.85 as at December 31, 2018, as compared to a gain of Rs.49 as at March 31, 2018.

8.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, bonds, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts like forwards, options and interest rate swaps to mitigate its risk of changes in foreign currency exchange rates and interest rates.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Financial instruments (continued)

The carrying value and fair value of financial instruments as at December 31, 2018 and March 31, 2018 were as follows:

	As of December 31, 2018				As of March 31, 2018
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	1,712	Rs.	1,712	Rs.	2,638	Rs.	2,638
Other investments(1)		23,881		23,881		20,879		20,879
Trade and other receivables		37,302		37,302		40,786		40,786
Derivative financial instruments		625		625		103		103
Other assets(2)		3,204		3,204		2,273		2,273
Total	Rs.	66,724	Rs.	66,724	Rs.	66,679	Rs.	66,679
Liabilities:
Trade and other payables	Rs.	15,939	Rs.	15,939	Rs.	16,052	Rs.	16,052
Derivative financial instruments		67		67		85		85
Long-term borrowings		26,575		26,575		25,152		25,152
Short-term borrowings		17,249		17,249		25,466		25,466
Bank overdraft		12		12		96		96
Other liabilities and provisions(3)		17,162		17,162		20,712		20,712
Total	Rs.	77,004	Rs.	77,004	Rs.	87,563	Rs.	87,563

(1)	Interest accrued but not due on investments is included in other assets.

(2)	Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.10,675 and Rs.13,058 as of December 31, 2018 and March 31, 2018, respectively, are not included.

(3)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.12,547 and Rs.9,321 as of December 31, 2018 and March 31, 2018, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Investments in units of mutual funds	Rs.	15,207	Rs.	-	Rs.	-	Rs.	15,207
Investment in equity securities		303		-		-		303
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		558		-		558

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2018:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	14,778	Rs.	-	Rs.	-	Rs.	14,778
Available for sale - Financial asset - Investment in equity securities		1,195		-		-		1,195
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		18		-		18

(1) The Company enters into derivative contracts with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap pricing models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at December 31, 2018 and March 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

9.	Property, plant and equipment

Acquisitions and disposals

	For the nine months ended December 31,				For the year ended
	2018		2017		March 31, 2018
Cost of assets acquired during the period	Rs.	4,400	Rs.	7,310	Rs.	8,894
Net book value of assets disposed during the period		(867)		(80)		(157)
Impairment loss recognized during the period (1)		(94)		-		-

	For the nine months ended December 31,		For the year ended
	2018	2017	March 31,2018
(Gain)/loss on disposal during the period (2)	(627)	21	55

(1)	During the three months ended June 30, 2018, the Company entered into an agreement with Neopharma Inc. for the sale of its formulations manufacturing facility and related assets in Bristol, Tennessee in the form of membership transfer and during the three months ended September 30, 2018, all the sale formalities were completed and the Company sold all of the issued and outstanding membership interests in Dr. Reddy’s Laboratories Tennessee, LLC and certain related assets.

The aforesaid transaction pertains to the Company’s Global Generics segment.

Below table captures the accounting implications of the said transaction in the respective accounting periods:

Particulars	Three months ended	Amount
Impairment loss on items of PPE measured under IFRS 5, Non-current assets held for sale and discontinued operations	June 30, 2018	94
Reclassification of cumulative amount of exchange differences relating to the foreign operation from FCTR to income statement	September 30, 2018	113

(2)	During the three months ended December 31, 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale (as defined under section 2(42C) of Indian Income Tax Act,1961) including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs. 423 million representing the profit on sale of such business unit was included under the head “Other income, net”.

Capital commitments

As of December 31, 2018 and March 31, 2018, the Company was committed to spend Rs.2,246 and Rs.3,788, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the nine months period as at December 31, 2018 and for the year ended March 31, 2018:

	As at
	December 31, 2018		March 31, 2018
Opening balance, gross	Rs.	20,219	Rs.	20,026
Effect of translation adjustments		(3)		193
Impairment loss(1)		(16,274)		(16,274)
Closing balance	Rs.	3,942	Rs.	3,945

(1)	The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

11.	Other intangible assets

	For the nine months ended December 31,				For the year ended
	2018		2017		March 31, 2018
Additions during the period	Rs.	1,611	Rs.	2,137	Rs.	2,605
Net book value of assets disposed during the period		(365)		-		-
Impairment loss recognized during the period		(33)		(20)		(53)

	For the nine months ended December 31,		For the year ended
	2018	2017	March 31, 2018
(Gain)/loss on disposal during the period	(416)	-	-

Gain on disposal of assets for the three months ended September 30, 2018 includes an amount of Rs.354 representing the profit on sale of an intangible asset forming part of the Company’s Proprietary Products segment.

Details of significant separately acquired intangible assets as at December 31, 2018:

Particulars of the asset	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	24,661
Select portfolio of assets	UCB India Private Limited and affiliates		5,703
Intellectual property rights relating to PPC-06	Xenoport, Inc		3,524
Habitrol® brand	Novartis Consumer Health Inc.		2,598
Beta brand	-		1,254
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,740
Intellectual property rights relating to Xeglyze™ lotion	Hatchtech Pty Limited		1,082
Brands	Ducere Pharma LLC		818
Intellectual property rights relating to fondaparinux sodium	Alchemia Limited		265
ANDAs	Gland Pharma Limited		387

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by certain of its subsidiaries in Switzerland, the United States, Russia, Mexico, Ukraine and South Africa.

Short-term borrowings consist of the following:

	As at
	December 31, 2018		March 31, 2018
Pre-shipment credit	Rs.	13,536	Rs.	21,008
Other foreign currency borrowings		3,713		4,458
	Rs.	17,249	Rs.	25,466

The interest rate profile of short-term borrowings from banks is given below:

	As at
	December 31, 2018		March 31, 2018
	Currency(1)	Interest Rate(2)	Currency	Interest Rate
Pre-shipment credit	USD	1 Month LIBOR + 01 to 40 bps	USD	1 Month LIBOR + (30) to 30 bps
	-	-	INR	6.00%
	-	-	RUB	6.75%
Other foreign currency borrowings	USD	1 Month LIBOR + 65 to 78 bps	USD	1 Month/3 Months LIBOR + 65 to 85 bps
	UAH	22.00% to 22.30%	UAH	18.00%
	MXN	TIIE + 1.25%	-	-
	ZAR	1 Month JIBAR + 120 Bps	-	-
	-	-	RUB	8.20%

(1)	“INR” means Indian rupees, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia and “ZAR” means South African rand.

(2)	“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As at
	December 31, 2018		March 31, 2018
Foreign currency borrowing by the parent company	Rs.	5,228	Rs.	4,880
Foreign currency borrowing by the Swiss Subsidiary		17,350		16,185
Foreign currency borrowing by the German Subsidiary		3,360		3,394
Obligations under finance leases		637		693
	Rs.	26,575	Rs.	25,152
Current portion
Foreign currency borrowing by the Swiss Subsidiary	Rs.	698	Rs.	-
Foreign currency borrowing by the German Subsidiary		1,120		-
Obligations under finance leases		57		63
	Rs.	1,875	Rs.	63
Non-current portion
Foreign currency borrowing by the parent company	Rs.	5,228	Rs.	4,880
Foreign currency borrowing by the Swiss Subsidiary		16,652		16,185
Foreign currency borrowing by the German Subsidiary		2,240		3,394
Obligations under finance leases		580		630
	Rs.	24,700	Rs.	25,089

The terms “Swiss Subsidiary” and “German Subsidiary”, as used in the above table, are defined below.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12.	Loans and borrowings (continued)

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed U.S.$150. During the three months ended December  31, 2016, the Company entered into a financing arrangement with certain financial institutions to refinance the aforementioned borrowing of U.S.$150.

The Company repaid U.S.$75 of this loan on November 28, 2016, and is required to repay the U.S.$75 balance of the loan in 3 equal installments at the end of the 40th month, 43rd month and 46th month after the date the loan was refinanced.

Long-term bank loan of subsidiary companies

During the six months ended September 30, 2017, the Company incurred long-term borrowings of U.S.$250 in Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”), and EUR 42 in Reddy Holding GmbH, one of the Company’s subsidiaries in Germany (the “German Subsidiary”). The aforesaid loans are repayable over a 36 month period commencing at the end of the 24th month following the date of the loan agreement.

All the foregoing loan agreements impose various financial covenants on the Company. As of December 31, 2018, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at December 31, 2018 and March 31, 2018 were as follows:

As at
	December 31, 2018		March 31, 2018
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD	1 Month LIBOR + 70 to 105 bps	USD	1 Month LIBOR + 45 to 82.7 bps
	EUR	0.81%	EUR	0.81%

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.41,210 and Rs.24,046 as of December 31, 2018 and March 31, 2018, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

13.	Other income, net

Other (income)/expense, net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
(Gain)/loss on sale/disposal of property, plant and equipment and other intangible assets, net(1)	Rs.	(1,043)	Rs.	21	Rs.	(503)	Rs.	23
Sale of spent chemicals		(281)		(206)		(91)		(73)
Scrap sales		(143)		(114)		(46)		(40)
Miscellaneous income, net		(158)		(322)		(41)		(223)
	Rs.	(1,625)	Rs.	(621)	Rs.	(681)	Rs.	(313)

(1)	Refer to Note 9 and Note 11 of these interim financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Interest income	Rs.	580	Rs.	454	Rs.	220	Rs.	247
Profit on sale of units of mutual funds		298		1,177		116		806
Unrealized gain measured at FVTPL on units of mutual funds		205		-		166		-
Foreign exchange gain		603		57		-		-
Finance income (A)	Rs.	1,686	Rs.	1,688	Rs.	502	Rs.	1,053
Interest expense		(644)		(610)		(241)		(172)
Foreign exchange loss		(274)		(30)		(274)		(30)
Finance expense (B)	Rs.	(918)	Rs.	(640)	Rs.	(515)	Rs.	(202)
Finance (expense)/income, net [(A)+(B)]	Rs.	768	Rs.	1,048	Rs.	(13)	Rs.	851

15.	Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the nine months ended December 31, 2018 and December 31, 2017:

	As of December 31, 2018			As of December 31, 2017
	Number	Amount		Number	Amount
Opening number of equity shares	165,910,907	Rs.	830	165,741,713	Rs.	829
Issue of equity shares on exercise of options(1)	149,954		0	151,811		0
Closing number of equity shares	166,060,861	Rs.	830	165,893,524	Rs.	829
Treasury shares(2)	(202,073)	Rs.	(496)	-		-

(1)	During the nine months ended December 31, 2018 and 2017, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

(2)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, including through secondary market acquisitions, equity shares which are used for issuance to eligible employees upon exercise of stock options thereunder. During the three months and nine months ended December 31, 2018, the ESOS Trust purchased 177,073 shares and 202,073 shares respectively from secondary market for an aggregate consideration of Rs.432 and Rs.496 respectively. Refer to Note 16 of these interim financial statements for further details on the Dr. Reddy’s Employees Stock Option Scheme, 2018.

16.	Employee stock incentive plans

Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”)

The Company instituted the DRL 2018 Plan for all eligible employees pursuant to the special resolution approved by the shareholders at the Annual General Meeting held on July 27, 2018. The DRL 2018 Plan covers all employees and directors (excluding independent and promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”). Upon the exercise of options granted under the DRL 2018 Plan, the applicable equity shares may be issued directly by the Company to the eligible employee or may be transferred from the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) to the eligible employee. The ESOS Trust may acquire such equity shares through primary issuances by the Company and/or by way of secondary market acquisitions funded through loans from the Company. The Nomination, Governance and Compensation Committee of the Board of the parent company (the “Compensation Committee”) administers the DRL 2018 Plan and grants stock options to eligible employees, but may delegate functions and powers relating to the administration of the DRL 2018 Plan to the ESOS Trust. The Compensation Committee determines which eligible employees will receive the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2018 Plan vest in periods ranging between the end of one and five years, and generally have a maximum contractual term of five years.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16.	Employee stock incentive plans(continued)

The DRL 2018 Plan provides for option grants having an exercise price equal to the fair market value of the underlying equity shares on the date of grant as follows:

Particulars	Number of securities to be acquired from secondary market	Number of securities to be issued by the Company	Total
Options reserved against equity shares	2,500,000	1,500,000	4,000,000
Options reserved against ADRs	-	1,000,000	1,000,000
Total	2,500,000	2,500,000	5,000,000

Dr. Reddy’s Employees Stock Option Scheme, 2002 and Dr. Reddy’s Employees ADR Stock Option Plan, 2007

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan, 2002 (the “DRL 2002 Plan”), and the Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”), each of which also allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the nine months ended December 31, 2018 under the above plans and the DRL 2018 Plan were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	119,456	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	70,730	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	102,960	Rs.	1,982.00	1 to 4 years	5 years
DRL 2007 Plan	46,200	Rs.	2,607.00	1 to 4 years	5 years
DRL 2018 Plan	235,700	Rs.	2,607.00	1 to 4 years	5 years

The above grants were made on May 21, 2018, July 26, 2018 and September 21, 2018.

The terms and conditions of the grants made during the nine months ended December 31, 2017 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	158,112	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	63,304	Rs.	5.00	1 to 4 years	5 years

The above grants were made on May 11, 2017 and July 10, 2017.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

The weighted average inputs used in computing the fair value of such grants were as follows:

	September 21, 2018		July 26, 2018		May 21, 2018		July 10, 2017		May 11, 2017
Expected volatility		33.98%		34.89%		32.97%		30.86%		30.08%
Exercise price	Rs.	5.00 / Rs.2,607.00	Rs.	5.00	Rs.	5.00 / Rs.1,982.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		7.90%		7.47%		7.46%		6.48%		6.69%
Expected dividends		0.78%		0.94%		1.06%		0.77%		0.77%
Grant date share price	Rs.	2,556.25	Rs.	2,132.75	Rs.	1,893.05	Rs.	2,726.20	Rs.	2,594.00

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16.	Employee stock incentive plans(continued)

Share-based payment expense

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Equity settled share-based payment expense(1)	Rs.	277	Rs.	318	Rs.	113	Rs.	104
Cash settled share-based payment expense(2)		62		26		24		19
	Rs.	339	Rs.	344	Rs.	137	Rs.	123

(1)	As of December 31, 2018, there was Rs.625 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.17 years.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of December 31, 2018, there was Rs.120 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.06 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

17.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The net (asset)/liability recorded by the Company towards this obligation was Rs. (16) and Rs.49 as at December 31, 2018 and March 31, 2018, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,017 and Rs.1,093 as at December 31, 2018 and March 31, 2018, respectively.

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the nine months ended December 31, 2018 and 2017 was 12.9% and 36.0%, respectively. Income tax expense was Rs.2,141 for the nine months ended December 31, 2018, as compared to income tax expense of Rs.3,809 for the nine months ended December 31, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.	Income taxes (continued)

The Company’s consolidated weighted average tax rate for the three months ended December 31, 2018 and 2017 was 16.4% and 43.8%, respectively. Income tax expense was Rs.953 for the three months ended December 31, 2018, as compared to income tax expense of Rs.2,601 for the three months ended December 31, 2017.

The effective rates of tax for the three and nine months ended December 31, 2018 were lower primarily on account of:

a)	reduction of the federal income tax rate from 35% to 21% pursuant to the enactment of The Tax Cuts and Jobs Act of 2017 in the United States on December 22, 2017.

b)	resolution of a certain tax matter in the Company’s favor resulting in a reversal of income tax expense pertaining to earlier years; and

c)	claim of deduction of an item in the current quarter, which was previously disallowed for tax purpose.

Total tax expenses of Rs.127 and tax benefits of Rs.228 were recognized directly in the equity for the three months and nine months ended December 31, 2018, respectively (as compared to tax benefits of Rs.571 and Rs.1,093 for the three months and nine months ended December 31, 2017, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of financial instruments and the foreign exchange gain/loss on cash flow hedges.

19.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Green Park Hospitality Services Private Limited (“Green Park Hospitality”) for catering services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) for sales of goods and for research and development services;

•	Pudami Educational Society towards contributions for social development;

•	Indus Projects Private Limited for engineering services relating to civil works;

•	CERG Advisory Private Limited for professional consulting services;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Research and development services received	Rs.	71	Rs.	65	Rs.	31	Rs.	25
Contributions towards social development		178		178		59		56
Hotel expenses paid		22		38		6		15
Catering expenses paid		180		138		74		64
Lease rentals paid under cancellable operating leases		26		27		9		9
Civil works		79		-		23		-
Sales of goods		23		-		11		-
Others		4		-		1		-

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Related parties (continued)

The Company had the following amounts due from related parties as at the following dates:

	As at
	December 31, 2018		March 31, 2018
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties (Reddy Kunshan and Green Park Hospitality)		179		148

The Company had the following amounts due to related parties as at the following dates:

	As at
	December 31, 2018		March 31, 2018
Due to related parties	Rs.	14	Rs.	14
Other related parties (Reddy Kunshan)		79		-

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Salaries and other benefits	Rs.	437	Rs.	424	Rs.	146	Rs.	202
Contributions to defined contribution plans		27		28		9		13
Commission to directors		176		248		59		83
Share-based payments expense		74		71		25		24
	Rs.	714	Rs.	771	Rs.	239	Rs.	322

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

20.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and nine months ended December 31, 2018 and 2017:

Depreciation

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Cost of revenues	Rs.	4,791	Rs.	4,771	Rs.	1,594	Rs.	1,612
Selling, general and administrative expenses		596		583		214		200
Research and development expenses		839		822		265		278
	Rs.	6,226	Rs.	6,176	Rs.	2,073	Rs.	2,090

Amortization

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Selling, general and administrative expenses	Rs.	2,557	Rs.	2,236	Rs.	929	Rs.	778
Cost of revenues		213		200		74		70
Research and development expenses		93		100		32		34
	Rs.	2,863	Rs.	2,536	Rs.	1,035	Rs.	882

Employee benefits	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Cost of revenues	Rs.	8,071	Rs.	7,834	Rs.	2,450	Rs.	2,632
Selling, general and administrative expenses		13,377		12,729		4,420		4,393
Research and development expenses		3,699		3,581		1,184		1,156
	Rs.	25,147	Rs.	24,144	Rs.	8,054	Rs.	8,181

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 39 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2018 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this Quarterly Report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product “at-risk”

On June 14, 2018, the Company received final approval for Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg, a therapeutic equivalent generic version of Suboxone® (buprenorphine and naloxone) sublingual film from the U.S. FDA.  The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware, where the Delaware court concluded that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product.  In view of the favorable decision from the Delaware Court, the company launched its generic sublingual film product in the U.S. immediately following the U.S. FDA approval on June 14, 2018.  Following the launch, on June 15, 2018, Indivior PLC (“Indivior”) filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”).  Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three newly-issued patents obtained by Indivior and asserted in the New Jersey Court.  Pending a hearing and decision on the injunction application, the New Jersey Court issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States.  Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior.  The Company immediately appealed the decision and the U.S. Court of Appeals for the Federal Circuit (the “Court of Appeals”) agreed to expedite the appeal.

The Court of Appeals heard oral argument on the Company’s appeal on October 4, 2018. On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. On December 20, 2018, Indivior filed a petition seeking rehearing of the appeal and the Court of Appeals asked the Company to respond to Indivior’s petition on January 16, 2019. The Company filed its response to Indivior’s petition, for rehearing on January 17, 2019. The Company is awaiting a decision on this matter.

The Company intends to vigorously defend its positions. Any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Norfloxacin, India litigation

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations on the maximum prices permissible for “specified product” Norfloxacin under applicable price control regulations. The matter is adjourned to April 24, 2019 for hearing.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies (continued)

Product and patent related matters (continued)

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. The matter is adjourned to March 12, 2019 for hearing.

Namenda litigation

As previously disclosed, in August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company and certain other defendants alleging that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. All defendants, including the Company, moved to dismiss the claims. On September 13, 2016, the Court denied the defendants’ motions; the motion pertaining to the claims against the Company was denied without prejudice. That same day, however, the Court stayed the Sergeants case pending resolution of similar claims in another case in which the Company is not a party (JM Smith Corp. v. Actavis PLC, now styled In re Namenda Direct Purchaser Antitrust Litigation, 15 Civ. 7488, S.D.N.Y.). The parties in the JM Smith Namenda Direct Purchaser case have served the Company with subpoenas, in response to which the Company produced the specific documents subpoenaed and provided testimony in a deposition. The Namenda Direct Purchaser case is now trial-ready. Discovery in that case is complete, and the Court has denied the motion for summary judgment filed by the defendants in that action, but no trial date has been set. By orders dated September 10, 2018 and October 10, 2018 the Court lifted the stay in the Sergeants litigation, and ordered that fact discovery be complete by December 19, 2018. Further events and deadlines have not yet been scheduled.

The Company believes that the likelihood of any liability that may arise on account of these claims is not probable. Accordingly, no provision has been made in these interim financial statements.

Child resistant packaging matter complaint under the False Claims Act (“FCA”)

As previously disclosed, during the year ended March 31, 2015, two former employees of the Company filed a complaint in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act, alleging that the Company had during prior years sold prescription drug products that failed to comply with child resistant blister packaging requirements (the “FCA Complaint”). During the three months ended March 31, 2018, the Company obtained dismissal of the FCA Complaint with prejudice. The plaintiffs subsequently filed a petition with the Court requesting that the Court reconsider its decision to dismiss the FCA Complaint with prejudice, and that request was denied.

In June 2018, the plaintiffs filed their Notice of Appeal to the Third Circuit Court of Appeals. During the three months ended September 2018, the plaintiffs and the U.S. Department of Justice settled and thus this appeal was dismissed. The plaintiffs then filed an application for recovery of attorneys' fees from the Company under the "alternative remedy doctrine." The Company made opposing filings to this and in response the plaintiffs withdrew their application.

The Company believes that the likelihood of any liability that may arise on account of the FCA Complaint is not probable. Accordingly, no provision has been made in these interim financial statements.

Nexium litigation

As previously disclosed, two complaints, similar in nature to the Nexium litigation, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions were filed in these actions. Both matters were administratively closed by the Court on April 16, 2018.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies (continued)

Product and patent related matters (continued)

Civil Litigation of Pricing/reimbursement matters

As previously disclosed, on November 17, 2016, certain class action complaints were filed against the Company and subsequently were consolidated into one amended complaint pending with the U.S. District Court for the Eastern District of Pennsylvania.These complaints allege that the Company and other named defendants have engaged in a conspiracy to fix prices and to allocate bids and customers in the sale of divalproex sodium extended-release tablets in the United States. In response to the consolidated new complaint, the Company filed a motion to dismiss in October 2017. The plaintiffs filed opposition to the motion to dismiss in December 2017 and a reply was filed by the Company in January 2018. In October 2018, the Court denied the motion to dismiss on the grounds that the allegations pled leave open the possibility of conspiracy. Therefore, discovery will proceed to look into this possibility.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Multi-District Litigation (“MDL”) Concerning Generic Pharmaceutical Price Fixing Antitrust Claims

As previously disclosed in Item 4 on page 43 to the Annual Report on Form 20-F for the year ended March 31, 2018, the Attorneys General for 45 States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company’s subsidiary, Dr. Reddy’s Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation in the United States District Court for the Eastern District of Pennsylvania, MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation (the “MDL-2724”).

In June 2018, three additional class action complaints were filed in the MDL-2724 on behalf of classes of putative end payer plaintiffs, indirect reseller plaintiffs, and direct purchaser plaintiffs. All three complaints allege conspiracy in restraint of trade in violation of Sections 1 and 3 of the Sherman Act, and violations of 31 State antitrust statutes, Consumer Protection statutes and claims of Unjust Enrichment seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs.  The complaints allege an “overarching conspiracy” among the named defendants involving fifteen drugs and, with slight variations, name approximately 25 generic pharmaceutical manufacturers including Dr. Reddy’s Laboratories, Inc. The drug-specific allegations against Dr. Reddy’s Laboratories, Inc. involve two of the fifteen drugs, meprobamate and zoledronic acid. However, plaintiffs also allege that Dr. Reddy’s Laboratories, Inc. (as well as all other manufacturers named) were part of a larger conspiracy as to all of the drugs named in the complaints.

On September 25, 2018, Marion Diagnostic Center, LLC and Marion Healthcare, LLC filed a complaint in the MDL-2724, on behalf of themselves and a class of all direct purchasers from distributors, against Dr. Reddy’s Laboratories, Inc. and 22 other defendants, including a major distributor of pharmaceutical products. Such complaint alleges an “overarching conspiracy” for price fixing and to rig bids and allocate customers with respect to 16 drugs. Dr. Reddy’s Laboratories, Inc. was specifically named with respect to two drugs: meprobamate and zoledronic acid. Plaintiffs also allege that Dr. Reddy’s Laboratories, Inc. (as well as all other manufacturers named) were part of a larger conspiracy as to all of the drugs named in the complaints. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of 24 State antitrust statutes, Consumer Protection statutes and claims of Unjust Enrichment, seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs against all named defendants on a joint and several basis.

On January 16, 2019, United Healthcare Services, Inc., filed a complaint against Dr. Reddy’s Laboratories, Inc. and 42 other defendants, involving a total of 30 generic drugs, alleging an “overarching” price fixing conspiracy to rig bids and allocate customers with respect to 30 drugs. Dr. Reddy’s Laboratories, Inc. is specifically named with respect to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. Plaintiffs also allege that Dr. Reddy’s (as well as all other manufacturers named) were part of a larger conspiracy as to all of the drugs named in the complaints. The Complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, and violations of the Minnesota and 29 other States’ antitrust laws, Minnesota’s and 16 other States’ Consumer Protection statutes, and claims of Unjust Enrichment, seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs. The Company denies any wrongdoing and intends to vigorously defend against these claims.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies (continued)

Product and patent related matters (continued)

Similarly, The Kroger Co., Albertsons Companies, LLC, and the H.E. Butt Grocery Company, L.P. filed claims in the MDL-2724 against Dr. Reddy’s Laboratories, Inc., and 33 other defendants alleging an “overarching” price fixing conspiracy and to rig bids and allocate customers with respect to 30 generic drugs. Dr. Reddy’s Laboratories, Inc. was specifically named as to four drugs: divalproex ER, meprobamate, pravastatin and zoledronic acid. Additionally, similar complaints were filed by Humana, Inc. against 34 defendants (including Dr. Reddy’s Laboratories, Inc.), involving a total of 16 generic drugs, and naming Dr. Reddy’s Laboratories, Inc. specifically with respect to two drugs: divalproex ER and pravastatin sodium tablets. The complaints allege violations of Section 1 of the Sherman Act, 15 U.S.C. §1, seeking injunctive relief, recovery of treble damages, punitive damages, attorney's fees and costs.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Securities Class Action Litigation

As previously disclosed, in August 2017 a securities class action lawsuit complaint was filed in the United States District Court for the District of New Jersey, alleging that the Company made false or misleading statements or omissions in its public filings, in violation of U.S. federal securities laws, and that the Company’s share price dropped and its investors were affected and, on May 9, 2018, the Company and other defendants filed a motion to dismiss the complaint.

On June 25, 2018, the plaintiffs filed an opposition to the motion to dismiss and, on July 25, 2018, a further reply in support of the motion to dismiss was filed by the Company. In August 2018, oral argument on the motion to dismiss was heard by the court and the parties are awaiting the the Court’s decision on the motion.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the consolidated financial statements of the Company.

Glenmark Litigation

In November 2017, the Company received a letter from Glenmark Farmaceutica Ltda and Glenmark Pharmaceuticals Limited (collectively “Glenmark”), for invocation of arbitration under a distribution agreement and a deed of assignment relating to a product between the Company and Glenmark. The arbitration was invoked alleging that the non-supply of the product by the Company severely affected the value of the Intellectual Property and goodwill and therefore Glenmark claims to recover the loss along with interest and penalties from the Company.

In March 2018, an arbitrator was appointed by the Supreme Court of India at Glenmark’s request. In July 2018, Glenmark filed a claim statement against the Company and in September 2018, the Company filed a reply against the claim along with a counter claim.

Glenmark has filed reply to the counter claim of the Company in November 2018 and the issues were finalized, inspection of documents along with the filing of the statement of Admissions and Denials was completed in December 2018.The company was asked to submit the list of witnesses by March 5, 2019.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable. No provision was made in the interim financial statements of the Company.

Environmental matters

Land pollution

As previously disclosed, since 1989 the Company has been involved in a series of legal proceedings relating to allegations that the Company, along with various other co-defendants, effected discharges of pollution that damaged certain farms and other lands in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh, India. A court had ordered the defendants to compensate certain farmers at a specified rate, resulting in a total compensation of Rs.3 paid by the Company. The appeal of the ruling was ultimately transferred to the National Green Tribunal (“NGT”), Chennai, which disposed of this matter in a judgment dated October 24, 2017.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Contingencies (continued)

Environmental matters (continued)

The Bulk Drug Manufacturers Association of India (“BDMAI”), in which the Company is a member, subsequently filed a review petition against the judgment on various aspects. The NGT, Delhi, in a judgment dated November 16, 2017 in another case in which the Company is not a party, stated that the moratorium on expansion of industries imposed in the Patancheru and Bollaram areas shall continue until the Ministry of Environment, Forest and Climate Change passes an order keeping in view the needs of the environment and public health. The Company filed an appeal challenging this judgment.

The High Court of Hyderabad heard the Company’s appeal challenging this judgment in July 2018 and directed the respondents to file their response within a period of four weeks. During the three months ended September 30, 2018, the respondents filed counter affidavits and the matter has now been adjourned for final hearing.

The appeal came up for hearing before the High Court of Hyderabad on October 25, 2018 and has been adjourned for further hearing.

The Company believes that any additional liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the interim financial statements.

Water pollution and air pollution

As previously disclosed, during the year ended March 31, 2012, the Andhra Pradesh Pollution Control Board alleged that the Company and various other defendants violated the Indian Water Pollution Act and the Indian Air Pollution Act, and issued orders limiting activities at certain of the Company’s manufacturing facilities in Hyderabad, India. The Company appealed these orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”), which recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal.

The challenge to the APP Appellate Board’s decision is transferred to the NGT, Delhi for a final hearing, the date for which has not yet been notified. No provision relating to these claims has been made in the interim financial statements.

Indirect taxes related matters

Value Added Tax (“VAT”) matter

The Company has received various demand notices from the Government of Telangana’s Commercial Taxes Department, India objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such demand notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal – The matter was remanded to original adjudicating authority with a direction to re-calculate the eligibility

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

Period covered under the notice	Amount demanded	Status
April 2011 to March 2013	Rs.16 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company.

The Company has recorded a provision of Rs.27 as of December 31,2018 and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

22.	Investment in Curis Inc.

Update during the nine months ended December 31, 2018

In May 2018, Curis Inc. completed a 1-for-5 reverse stock split of its common stock. After giving effect to such stock split, the total number of equity shares held by the Company is 5.47 million.

As of December 31, 2018, a loss of Rs.2,435 arising from changes in the fair value of such shares of common stock was recorded in other comprehensive income.

23.	Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

The warning letter did not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA's satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations. During the years ended March 31, 2016, 2017 and 2018, the U.S. FDA withheld approval of new products from these facilities pending resolution of the issues identified in the warning letter. To minimize the business impact, the Company transferred certain key products to alternate manufacturing facilities.

Subsequent to the issuance of the warning letter, the Company promptly instituted corrective actions and preventive actions and submitted a comprehensive response to the warning letter to the U.S. FDA, followed by periodic written updates and in-person meetings with the U.S. FDA. The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities in the months of February, March and April 2017. During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada. The Company responded to these observations identified by the U.S. FDA and believes that it can resolve them in a timely manner.

In June 2017, the U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda is successfully closed. With regard to the Company’s oncology manufacturing facility at Duvvada and its API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicated that the inspection status of these facilities remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.

In October 2018, the re-inspection was completed and the U.S.FDA issued Form 483 with eight observations. The Company responded to these observations identified by the U.S.FDA in November 2018 and awaiting to hear from agency. With respect to the API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company responded to all queries in January 2019 to the U.S.FDA and awaiting re-inspection by the U.S.FDA.

Inspection of other facilities:

In May and June 2017, inspection of the Company’s Formulations Srikakulam Plant (SEZ) Unit II and I, India, was completed by the U.S. FDA with zero and one observations, respectively, and the U.S. FDA issued EIRs in September 2017 for both Units II and I, indicating the closure of the audit for these facilities.

The inspection of the Company’s Custom Pharmaceutical Services facility in Hyderabad, India was completed by the U.S. FDA on September 21, 2017 with zero observations, and the U.S. FDA issued an EIR in December 2017 indicating the closure of audit for this facility.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Receipt of warning letter from the U.S. FDA (continued)

Inspection of other facilities (continued)

In April 2017, inspection of the Company’s formulations manufacturing facility at Bachupally, Hyderabad was completed by the U.S. FDA and the Company was issued a Form 483 with 11 observations. In December 2017, the U.S.FDA issued an EIR which indicates the closure of the audit for this facility.

In July 2017, inspection of the Company’s API facility in Cuernavaca, Mexico was completed by the U.S. FDA with zero observations, and the U.S. FDA issued an EIR in April 2018 indicating the closure of the audit for this facility.

The inspection of the Company’s API facility in Mirfield, United Kingdom was completed by the U.S. FDA on September 15, 2017, and the Company was issued a Form 483 with three observations. The Company responded to the observations identified by the U.S. FDA, and the U.S. FDA issued an EIR on April 24, 2018, which indicates the closure of the audit for this facility.

In March 2018, inspection of the Company’s API Hyderabad Plant 1 and API Hyderabad Plant 3 manufacturing facilities was completed by the U.S. FDA with four and five observations, respectively. The observations at API Hyderabad Plant 3 were related to procedures and facility maintenance. The Company responded to the observations relating to both facilities and, in June 2018, received an EIR indicating the closure of the audit for both facilities.

In June 2018, an inspection of the Company’s API Srikakulam Plant (SEZ) was completed by the U.S. FDA with zero observations, and the U.S. FDA issued an EIR in August 2018 indicating the closure of the audit for this facility.

In November 2018, inspection of the Company’s Formulations Srikakulam Plant (SEZ) Unit II, India, was completed by the U.S. FDA with zero observations.

In January 2019, inspection of the Company’s Formulations Srikakulam Plant (SEZ) Unit I, India, was completed by the U.S. FDA with four observations which the Company is in the process of addressing.

In January 2019, inspection of the Company’s API manufacturing Plant at Miryalaguda,Nalgonda district, India, was completed by the U.S. FDA with one observation which the company is in the process of addressing.

24.	Inspection by the regulatory authority of Bavaria, Germany

In August 2017, the Company’s German subsidiary betapharm Arzneimittel GmbH received a letter from a regulatory authority of Bavaria, Germany (the Regierung von Oberbayern, which is the Central Authority for Supervision of Medicinal Products in Bavaria of the Upper Bavarian government) (the “Regulator”), that the GMP compliance certificate for the Company’s formulations manufacturing facility at Bachupally, Hyderabad was not renewed as the result of GMP compliance deviations identified in an inspection. Consequently, this manufacturing facility was not permitted to export products to the European Union (the “EU”) until satisfactory resolution of the issues identified in the inspection and renewal of the facility’s GMP compliance certificate. The manufacturing facility was re-inspected in January 2018 and the status of non-compliance was withdrawn. The facility since then is permitted to dispatch approved products to the EU.

Furthermore, on September 7, 2017, the Regulator concluded an inspection of the Company’s formulations manufacturing facility at Duvvada, Visakhapatnam, with zero critical and six major observations. The Company submitted a Corrective and Preventive Action Plan (“CAPA”) to the Regulator in this regard which was accepted by the Regulator. Consequently, the Regulator permitted the Company to start production from this facility for the EU market.

On November 9, 2018, the regulatory authority of Bavaria, Germany concluded the follow-on inspection of the Company’s Formulations manufacturing facility at Duvvada, Visakhapatnam.The facility is considered compliant and the EU-GMP certification continues to remain active with one specific exclusion of a new product. The Company submitted a Corrective and Preventive Action Plan (“CAPA”) to the authorities.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Revenue from contracts with customers

	For the nine months ended December 31,				For the three months ended December 31,
	2018		2017		2018		2017
Sales	Rs.	111,234	Rs.	103,558	Rs.	37,860	Rs.	36,164
Service income		1,480		1,129		480		347
License fees		971		1,992		160		1,549
	Rs.	113,685	Rs.	106,679	Rs.	38,500	Rs.	38,060
Excise duty included in revenues	Rs.	-	Rs.	173	Rs.	-	Rs.	-

Refund liability amounting to Rs.3,362 and Rs.3,210 as of December 31, 2018 and March 31, 2018, respectively, was included as part of current liabilities.

26.	Trade and other receivables

	As at
	December 31, 2018		March 31, 2018
Current
Trade and other receivables, gross	Rs.	38,281	Rs.	41,569
Less: Allowance for credit losses		(1,089)		(952)
Trade and other receivables, net	Rs.	37,192	Rs.	40,617

Non-current
Trade and other receivables, gross	Rs.	110	Rs.	169
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	110	Rs.	169

During the three months ended December 31, 2018, the Company entered into an arrangement with a bank for sale of its trade receivables forming part of Global Generics Segment. Under this arrangement, the Company has transferred substantially all the risks and rewards of ownership of such receivables. Therefore, the Company derecognized the sold receivables in entirety from its balance sheet.

As on December 31, 2018, amount of trade receivables de-recognised pursuant to the aforesaid arrangement was Rs. 3,898 (U.S. $ 55.9).

27.	Subsequent events

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2018 and the six months ended September 30, 2018, all of which are on file with the SEC, and the interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2018 compared to the three months ended December 31, 2017

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended December 31,
	2018		2017
	Rs. In millions	% of Revenues	Rs. In millions	% of Revenues	Increase/ (Decrease)
Revenues	38,500	100.0%	38,060	100.0%	1%
Gross profit	20,752	53.9%	21,411	56.3%	(3)%
Selling, general and administrative expenses	12,036	31.3%	12,048	31.7%	0%
Research and development expenses	3,668	9.5%	4,667	12.3%	(21)%
Other income, net	(681)	(1.8)%	(313)	(0.8)%	118%
Results from operating activities	5,729	14.9%	5,009	13.2%	14%
Finance (expense)/income, net	(13)	0.0%	851	2.2%	(102)%
Share of profit of equity accounted investees, net of tax	89	0.2%	85	0.2%	6%
Profit before tax	5,805	15.1%	5,945	15.6%	(2)%
Tax expense	953	2.5%	2,601	6.8%	(63)%
Profit for the period	4,852	12.6%	3,344	8.8%	45%

Revenues

Our overall consolidated revenues is Rs.38,500 million for the three months ended December 31, 2018, an increase of 1% as compared to Rs.38,060 million for the three months ended December 31, 2017.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended December 31,
	2018		2017
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	31,347	81%	30,105	79%	4%
PSAI	5,937	15%	5,436	14%	9%
Proprietary Products	735	2%	2,137	6%	(66)%
Others	481	1%	382	1%	26%
Total	38,500	100%	38,060	100%	1%

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Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.31,347 million for the three months ended December 31, 2018, an increase of 4% as compared to Rs.30,105 million for the three months ended December 31, 2017.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 9% resulting from the introduction of new products during the period;

•	an increase of approximately 6% resulting from an increase in the sales volume of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 11% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.14,832 million for the three months ended December 31, 2018, a decrease of 8% as compared to the three months ended December 31, 2017. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 14% in the three months ended December 31, 2018 as compared to the three months ended December 31, 2017.

This decrease in revenues was largely attributable to the following:

•	price erosion in certain of our existing products; and

•	the foregoing was partially offset by revenues from new products launched between January 1,2018 and December 31, 2018, such as palonosetron injection, levetiracetam bags and hydroxychloroquine.

During the three months ended December 31, 2018, we launched 10 new products in North America (the United States and Canada). These new products include colesevalem, Imatinib Tab, Sevelamer Unit Dose, Aspirin/Dipyridamole XR, Oxycodon APAP, Levoleucovorin, Atomoxetine, Chlorthalidone, OTC Omeprazole Tabs and Sevelamer Sachet.

During the three months ended December 31, 2018, we made three new ANDA filings to the U.S.FDA. As of December 31, 2018, we had 103 filings pending approval at the U.S. FDA, which includes 3 NDA filings under section 505(b) (2) and 100 ANDA filings. Out of these 100 ANDA filings, 59 are Paragraph IV filings and we believe we are the first to file with respect to 33 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended December 31, 2018 were Rs.6,741 million, an increase of 10% as compared to the three months ended December 31, 2017. This increase was largely attributable to the increase in sales price and sales volumes of our existing products.

According to IQVIA in its Moving Quarterly Total report for the three months ended November 30, 2018, our secondary sales in India increased by 11.7% during such period, as compared to the India pharmaceutical market’s growth of 10.9% during such period. During the three months ended December 31, 2018, we launched one brand in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily China, South Africa, and Brazil) for the three months ended December 31, 2018 were Rs.7,744 million, an increase of 31% as compared to the three months ended December 31, 2017.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended December 31, 2018 were Rs.4,099 million, an increase of 22% as compared to the three months ended December 31, 2017. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 24% for the three months ended December 31, 2018 as compared to the three months ended December 31, 2017. The increase in revenues was primarily on account of an increase in the sales prices of our existing products and new products we launched between January 1, 2018 and December 31, 2018. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended December 31, 2018 were 40% of our total revenues from Russia.

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According to IQVIA, as per its report for the three months ended November 30, 2018, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the three months ended November 30, 2018, was as follows:

	For the three months ended November 30, 2018
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	4.05%	(3.11)%	9.01%	2.19%
Over-the-counter (OTC)	5.81%	(2.02)%	6.80%	(1.96)%
Total (Rx + OTC)	4.80%	(2.76)%	7.90%	(0.68)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,441million for the three months ended December 31, 2018, an increase of 45% as compared to the three months ended December 31, 2017. This increase was largely attributable to the increase in sales volumes of our existing major brands coupled with new products launched between January 1, 2018 and December 31, 2018.

Europe: Our Global Generics segment’s revenues from Europe are derived from Germany, the United Kingdom, Italy, France, Spain and our out-licensing business across Europe. Such revenues were Rs.2,030 million for the three months ended December 31, 2018, an increase of 1% as compared to the three months ended December 31, 2017. This increase was primarily on account of an increase in sales volumes of our existing products and new products launched between January 1, 2018 and December 31, 2018, this increase was largely offset by decrease in sales prices of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,204 million for the three months ended December 31, 2018, an increase of 43% as compared to the three months ended December 31, 2017. This increase was largely attributable to new products launched between January 1, 2018 and December 31, 2018 and increase in the sales volumes of our existing products. Growth was further driven by increase in sales contributions from China and new markets such as Brazil.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended December 31, 2018 were Rs.5,937 million, an increase of 9% as compared to the three months ended December 31, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to an increase in sales of our custom pharmaceutical services.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.735 million for the three months ended December 31, 2018, a decrease of 66% as compared to Rs. 2,137 million for the three months ended December, 2017.

Revenues for the three months ended December 31, 2017 were higher on account of recognition of milestone to the tune of U.S.$20 million (Rs.1,300 million) pertaining to Impoyz™ (clobetasol propionate) cream 0.025%. Adjusting for this one - time item, the decline is primarily attributable to reduced sales of cloderm product.

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Gross Profit

Our total gross profit was Rs.20,752 million for the three months ended December 31, 2018, representing 53.9% of our revenues for that period, as compared to Rs.21,411 million for the three months ended December 31, 2017, representing 56.3% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended December 31,
	2018		2017
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	18,049	57.6%	17,912	59.5%
PSAI	1,826	30.8%	1,296	23.8%
Proprietary Products	628	85.4%	2,022	94.7%
Others	249	51.8%	181	47.6%
Total	20,752	53.9%	21,411	56.3%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 57.6% for the three months ended December 31, 2018 from 59.5% for the three months ended December 31, 2017. This decrease was primarily from price erosion in some of our key existing products during the interim period partly offset by introduction of new products with higher margins.

The gross profits from our PSAI segment increased to 30.8% for the three months ended December 31, 2018, from 23.8% for the three months ended December 31, 2017. This increase was primarily due to higher realizations in some of our key molecules coupled with changes in our existing product mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.12,036 million for the three months ended December 31, 2018, a decrease of 0.1% as compared to Rs.12,048 million for the three months ended December 31, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this decrease was largely attributable to the following:

•	an increase of 1% in amortisation charge;

•	an increase of 2% in freight outward expenses; and

•	a decrease of 3% in other costs.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 31.3% for the three months ended December 31, 2018 from 31.7% for the three months ended December 31, 2017.

Research and development expenses

Our research and development expenses were Rs.3,668 million for the three months ended December 31, 2018, a decrease of 21% as compared to Rs.4,667 million for the three months ended December 31, 2017. The decrease was primarily on account of productivity improvement initiatives undertaken and timing variation with respect to development related activities. Our focus continues on building our pipeline of complex generics, biosimilars and differentiated products.

As a proportion of our total revenues, our research and development expenses was at 9.5% for the three months ended December 31, 2018, as compared to 12.3% for the three months ended December 31, 2017.

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Other (income)/expense, net

•	Our net other income was Rs.681 million for the three months ended December 31, 2018, as compared to net other income of Rs.313 million for the three months ended December 31, 2017. Our net other income for the three months ended December 31, 2018 includes Rs.423 million on account of profit on sale of our API manufacturing business unit located in Jeedimetla, Hyderabad to Therapiva Private Limited.

Finance income/(expense), net

Our net finance expense was Rs.13 million for the three months ended December 31, 2018, as compared to net finance income of Rs.851 million for the three months ended December 31, 2017. The decrease in net finance income was due to the following:

•	profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.282 million for the three months ended December 31, 2018, as compared to profit on sale of investments of Rs.806 million for the three months ended December 31, 2017;

•	net interest expense of Rs.21 million for the three months ended December 31, 2018, as compared to net interest income of Rs.75 million for the three months ended December 31, 2017; and

•	net foreign exchange loss of Rs.274 million for the three months ended December 31, 2018, as compared to net foreign exchange loss of Rs.30 million for the three months ended December 31, 2017.

Profit before tax

As a result of the above, our profit before tax was Rs.5,805 million for the three months ended December 31, 2018, as compared to Rs.5,945 million for the three months ended December 31, 2017.

Tax expense

Our consolidated weighted average tax rate was 16.4% for the three months ended December 31, 2018, as compared to 43.8% for the three months ended December 31, 2017. The effective rate for the three months ended December 31, 2018 was lower as compared to the three months ended December 31, 2017, due to (a) reduction of the federal income tax rate from 35% to 21% pursuant to the enactment of The Tax Cuts and Jobs Act of 2017 in the United States on December 22, 2017 and (b) claim of deduction of an item in the current quarter, which was previously disallowed for tax purpose.

Our tax expense was Rs.953 million for the three months ended December 31, 2018, as compared to Rs.2,601 million for the three months ended December 31, 2017(refer Note 18 “Income taxes” of the financial statements).

Profit for the period

As a result of the above, our net profit was Rs.4,852 million for the three months ended December 31, 2018, representing 12.6% of our total revenues for such period, as compared to Rs.3,344 million for the three months ended December 31, 2017, representing 8.8% of our total revenues for such period.

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Section B:

Nine months ended December 31, 2018 compared to the nine months ended December 31, 2017

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the nine months ended December 31,
	2018		2017
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	113,685	100.0%	106,679	100.0%	7%
Gross profit	62,377	54.9%	57,409	53.8%	9%
Selling, general and administrative expenses	36,514	32.1%	34,843	32.7%	5%
Research and development expenses	11,945	10.5%	13,917	13.0%	(14)%
Other income, net	(1,625)	(1.4)%	(621)	(0.6)%	162%
Results from operating activities	15,543	13.7%	9,270	8.7%	68%
Finance income, net	768	0.7%	1,048	1.0%	(27)%
Share of profit of equity accounted investees, net of tax	281	0.2%	275	0.3%	2%
Profit before tax	16,592	14.6%	10,593	9.9%	57%
Tax expense	2,141	1.9%	3,809	3.6%	(44)%
Profit for the period	14,451	12.7%	6,784	6.4%	113%

Revenues

Our overall consolidated revenues were Rs.113,685 million for the nine months ended December 31, 2018, an increase of 7% as compared to Rs. 106,679 million for the nine months ended December 31, 2017.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the nine months ended December 31,
	2018		2017
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	92,519	81%	86,178	81%	7%
PSAI	17,375	15%	15,741	15%	10%
Proprietary Products	2,237	2%	3,397	3%	(34)%
Others	1,554	1%	1,363	1%	14%
Total	113,685	100%	106,679	100%	7%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.92,519 million for the nine months ended December 31, 2018, an increase of 7% as compared to Rs.86,178 million for the nine months ended December 31, 2017.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from the introduction of new products during the interim period;

•	an increase of approximately 5% resulting from a net increase in the sales volume of existing products in this segment; and

•	a decrease of approximately 8% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the nine months ended December 31, 2018 were Rs.45,000 million, a decrease of 1% as compared to the nine months ended December 31, 2017. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 7% in the nine months ended December 31, 2018 as compared to the nine months ended December 31, 2017.

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During the nine months ended December 31, 2018, we launched nineteen new products in North America (the United States and Canada).These new products include Colesevalem, Fluoxetine tabs, Imatinib tab, Sevelamer unit dose, Aspirin/Dipyridamole XR, Sevelamer sachet, Thiotepa injection, Buprenorphine and Naloxone film, Aripiprazole ODT (Orally Dissolving Tablets), Levetiracetam Bags, OTC Esomeprazole, OTC Omeprazole Tabs, Atomoxetine, Neostigmine Injection, Hydroxychloroquine Injection, Oxycodone APAP, Levoleucovorin, Chlorthalidone and Nitro-Dur® patch.

India: Our Global Generics segment’s revenues from India were Rs.19,680 million for the nine months ended December 31, 2018, an increase of 15% as compared to the nine months ended December 31, 2017. This increase was largely attributable to the increase in sales price and sales volumes of our existing products. During the nine months ended December 31, 2018, we launched 17 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily China, South Africa, and Brazil) for the nine months ended December 31, 2018 were Rs.21,879 million, an increase of 28% as compared to the nine months ended December 31, 2017.

Russia: Our Global Generics segment’s revenues from Russia were Rs.11,680 million for the nine months ended December 31, 2018, an increase of 16% as compared to the nine months ended December 31, 2017. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 20% for the nine months ended December 31, 2018 as compared to the nine months ended December 31, 2017. Our over-the-counter (“OTC”) division’s revenues from Russia for the nine months ended December 31, 2018 were 40% of our total revenues from Russia.

According to IQVIA, as per its report for the eight months ended November 30, 2018, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth for the eight months ended November 30, 2018, was as follows:

	For the eight months ended November 30, 2018
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	4.23%	(2.82)%	8.08%	0.99%
Over-the-counter (OTC)	1.97%	(6.67)%	1.57%	(5.08)%
Total (Rx + OTC)	3.19%	(4.24)%	4.63%	(3.27)%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.4,064 million for the nine months ended December 31, 2018, an increase of 47% as compared to the nine months ended December 31, 2017. This increase was largely attributable to the increase in sales volumes of our existing major brands coupled with new products launched between January 1, 2018 and December 31, 2018.

Europe: Our Global Generics segment’s revenues from Europe were Rs.5,960 million for the nine months ended December 31, 2018, a decrease of 8% as compared to the nine months ended December 31, 2017. This decrease was primarily on account of decrease in prices of our existing products, the foregoing was partially offset by revenues from new products launched between January 1, 2018 and December 31, 2018.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.6,135 million for the nine months ended December 31, 2018, an increase of 42% as compared to the nine months ended December 31, 2017. This increase was primarily attributable to an increase in sales contribution from China and new markets such as Brazil.

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Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the nine months ended December 31, 2018 were Rs.17,375 million, an increase of 10% as compared to the nine months ended December 31, 2017. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	increased customer orders in our custom pharmaceutical services business, which increased our PSAI segment’s revenues by approximately 7%; and

•	increased sales of active pharmaceutical ingredients for the nine months ended December 31, 2018, primarily attributable to changes in sales prices of existing products, which increased our PSAI segment’s revenues by approximately 3%.

Gross Profit

Our total gross profit was Rs.62,377 million for the nine months ended December 31, 2018, representing 54.9% of our revenues for that period, as compared to Rs.57,409 million for the nine months ended December 31, 2017, representing 53.8% of our revenues for that period.

	For the nine months ended December 31,
	2018		2017
	(Rs. in millions)
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	54,916	59.4%	50,684	58.8%
PSAI	4,708	27.1%	2,936	18.7%
Proprietary Products	1,875	83.8%	3,073	90.5%
Others	878	56.5%	716	52.6%
Total	62,377	54.9%	57,409	53.8%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 59.4% for the nine months ended December 31, 2018, from 58.8% for the nine months ended December 31, 2017. This increase was primarily from introduction of new products with higher margins, partially offset by price erosion in some of our key existing products, during the intervening period.

The gross profits from our PSAI segment increased to 27.1% for the nine months ended December 31, 2018, from 18.7% for the nine months ended December 31, 2017. This increase was primarily due to higher realizations in some of our key molecules coupled with changes in our existing product mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.36,514 million for the nine months ended December 31, 2018, an increase of 5% as compared to Rs.34,843 million for the nine months ended December 31, 2017.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	an increase of 3% due to increase in freight outward expenses;

•	an increase of 2% due to increase in personnel costs;

•	an increase of 1% due to increase in legal & professional expense;

•	an increase of 1% due to increase in amortisation charge; and

•	a decrease of 2% in other costs.

As a proportion of our total revenues, our selling, general and administrative expenses decreased to 32.1% for the nine months ended December 31, 2018, from 32.7% for the nine months ended December 31, 2017.

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Research and development expenses

Our research and development costs were Rs. 11,945 million for the nine months ended December 31, 2018, a decrease of 14% as compared to Rs.13,917 million for the nine months ended December 31, 2017. The decrease was primarily on account of productivity improvement initiatives undertaken, and timing variation in certain development related activities. Our focus continues on building pipeline of complex generics, biosimilars and differentiated products.

Other (income) / expense, net

Our other income was Rs.1,625 million for the nine months ended December 31, 2018, as compared to other income of Rs.621 million for the nine months ended December 31, 2017. Other income includes Rs.887 million on account of profit on sale of our API manufacturing business unit located in Jeedimetla, Hyderabad, profit on sale of our rights relating to an intangible asset forming part of our Proprietary products segment and sale of all of the membership interests in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance (expense) / income, net

Our net finance income was Rs.768 million for the nine months ended December 31, 2018, as compared to net finance income of Rs.1,048 million for the nine months ended December 31, 2017. The decrease in net finance income was attributable to:

•	net interest expense of Rs.64 million for the nine months ended December 31, 2018, as compared to net interest expense of Rs.156 million for the nine months ended December 31, 2017;

•	net foreign exchange gain of Rs.329 million for the nine months ended December 31, 2018, as compared to net foreign exchange gain of Rs.27 million for the nine months ended December 31, 2017; and

•	profit on sale of investments and unrealized gains on units of mutual funds of Rs.503 million for the nine months ended December 31, 2018, as compared to profit on sale of investments of Rs.1,177 million for the nine months ended December 31, 2017.

Profit before tax

As a result of the above, our profit before tax was Rs.16,592 million for the nine months ended December 31, 2018, an increase of 57% as compared to Rs.10,593 million for the nine months ended December 31, 2017.

Tax expense

Our consolidated weighted average tax rate was 12.9% for the nine months ended December 31, 2018, as compared to 36.0% for the nine months ended December 31, 2017. The effective rate for the nine months ended December 31, 2018 was lower as compared to nine months ended December 31, 2017, primarily on account of (a) reduction of the federal income tax rate from 35% to 21% pursuant to the enactment of The Tax Cuts and Jobs Act of 2017 in the United States on December 22, 2017. (b) resolution of a certain tax matter in the Company’s favor resulting in a reversal of income tax expense pertaining to earlier years; and (c) claim of deduction of an item in the current quarter, which was previously disallowed for tax purpose.

Our tax expense was Rs.2,141 million for the nine months ended December 31, 2018, as compared to Rs.3,809 million for the nine months ended December 31, 2017(refer Note 18 “Income taxes” of the financial statements).

Profit for the period

As a result of the above, our net profit was Rs.14,451 million for the nine months ended December 31, 2018, representing 12.7% of our total revenues for such period, as compared to Rs.6,784 million for the nine months ended December 31, 2017, representing 6.4% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding finance lease obligations) outstanding as of December 31, 2018:

Debt	Amount	Currency(1)	Interest Rate(2)
Pre-shipment credit (short-term)	Rs.13,536	USD	1 Month LIBOR + 01 to 40 bps
Other short-term borrowings	3,713	USD MXN UAH	1 Month LIBOR + 65 to 78 bps TIIE + 1.25% 22.00% to 22.30%
		ZAR	1 Month JIBAR+120 Bps
Long-term borrowings	26,575	USD EUR	1 Month LIBOR + 70 to 105 bps 0.81%

(1)	“MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia and “ZAR” means South African rands.

(2)	“LIBOR” means the London Inter-bank Offered Rate,“TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Our long-term borrowings were incurred primarily for the purpose of funding the acquisition of eight ANDAs from Teva Pharmaceutical Industries Limited and to meet certain anticipated capital expenditures.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the nine months ended December 31,
	2018		2017
Net cash from/(used in):
Operating activities	Rs.	21,993	Rs.	12,248
Investing activities		(7,155)		(15,680)
Financing activities		(15,717)		1,597
Net increase/(decrease) in cash and cash equivalents	Rs.	(879)	Rs.	(1,835)

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.41,210 million available in credit under revolving credit facilities with banks as of December 31, 2018.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.21,993 million for the nine months ended December 31, 2018, as compared to a cash inflow of Rs.12,248 million for the nine months ended December 31, 2017.

The increase in net cash inflow of Rs.9,745 million was primarily due to increase in our earnings and a decrease in our trade receivables, which is partially offset by an increase in inventories as of December 31, 2018.

Our average days’ sales outstanding (“DSO”) as at December 31, 2018, March 31, 2018 and December 31, 2017 were 89 days, 102 days and 103 days, respectively. The decrease in our DSO between March 31, 2018 and December 31, 2018 was primarily on account of sale of our trade receivables in North America (Refer Note no. 26).

Cash Flows from Investing Activities

Our investing activities resulted in a net cash outflow of Rs.7,155 million and an outflow of Rs.15,680 million for the nine months ended December 31, 2018 and 2017, respectively.

During the nine months ended December 31, 2018, net cash outflow was primarily on account of purchase of investments of Rs.62,313 million; acquisition of property, plant and equipment, and other intangible assets of Rs.6,174 million which is partially offset by redemption of investments of Rs.58,836 million and proceeds from sale of property, plant and equipment and other intangible assets of Rs. 2,098 million.

During the nine months ended December 31, 2017, net cash outflow was primarily on account of purchase of investments of Rs.40,932 million; acquisition of property, plant and equipment and other intangible assets of Rs.9,396 million which is offset by redemption of investments of Rs.34,827 million.

Cash Flows from Financing Activities

Our financing activities resulted in a net cash outflow of Rs.15,717 million and a net cash inflow of Rs.1,597 million for the nine months ended December 31, 2018 and 2017, respectively.

During the nine months ended December 31, 2018, the net cash outflow was primarily on account of repayment of borrowings of Rs.10,040 million (primarily by our parent company); dividend pay-out of Rs.4,003 million and interest payment of Rs.1,179 million.

During the nine months ended December 31, 2017, the net cash inflow was on account of repayment of short-term borrowings by Rs.12,397 million, primarily on account of repayment of Rs.23,222 million by our Swiss Subsidiary, which was offset by an increase in long-term borrowings of Rs.18,970 million incurred by our subsidiaries in Switzerland and Germany.

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ITEM 4. OTHER MATTERS

None.

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ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 01, 2019	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

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